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                              June 21, 2024

       Eric H. Baker
       Chief Executive Officer
       StubHub Holdings, Inc.
       175 Greenwich Street, 59th Floor
       New York, New York 10007

                                                        Re: StubHub Holdings,
Inc.
                                                            Amendment No. 9 to
Draft Registration Statement on Form S-1
                                                            Submitted June 6,
2024
                                                            CIK No. 0001337634

       Dear Eric H. Baker:

            We have reviewed your amended draft registration statement and have the following comment(s).

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our
       May 23, 2024 letter.

       Amendment No. 9 to Draft Registration Statement on Form S-1 submitted June 6, 2024

       Key StubHub Business Metrics, page iii

   1. We note your response to prior comment 6 and reissue the comment in-part. Please quantify or otherwise
provide context for your statement that you are the "clear leader in the North American
secondary ticketing market," so that investors understand the extent to which you are ahead
of your competitors and what makes you a "clear leader."
       "We are controlled by our Founder and Chief Executive Officer, Eric Baker . . . ", page 60

   2. Here or as a new risk factor, please highlight that that your shareholders Madrone and
                                                        Bessemer may
significantly influence the company and discuss the associated risks. In particular, acknowledge
that you will require Madrone and Bessemer's prior approval to
 Eric H. Baker
FirstName  LastNameEric
StubHub Holdings, Inc. H. Baker
Comapany
June       NameStubHub Holdings, Inc.
     21, 2024
June 21,
Page 2 2024 Page 2
FirstName LastName
         appoint a successor to Mr. Baker in the event of his resignation, and that you will similarly require approval to amend or modify certain conversion rights of your Class B common stock, as you disclose on page 170.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Gross Merchandise Sales and Gross Ticket Fees, page 92

3. We note your response to prior comment 3. You state that Gross Ticket Fees represents
         Gross Merchandise Sales less the amount you remit to sellers and that it is a key metric used by management. Please tell us how you concluded that Gross Ticket Fees represents a metric, rather than a non-GAAP measure. Please also provide us with the same analysis for Gross Merchandise Sales. Refer to Item 10(e)(2) of Regulation S-K for the definition of a non-GAAP measure.
4. To help us better understand your Gross Ticket Fees and its relationship to Gross
         Merchandise Sales and Net Revenue, please provide us with a detailed example of typical transaction from beginning to end. In the example, please be sure to include detail depicting the purchase price paid by a buyer for a ticket, transaction and other fees charged to both the buyer and seller, taxes, shipping costs, estimated cancellations, promotions and incentives as well as any other facts necessary for a full understanding.
Adjusted EBITDA, page 94

5.       We note your response to prior comment 4. Please help us better understand the
         adjustment related to potential indirect tax contingencies and related costs by addressing the following:
             Footnote five to the non-GAAP reconciliation states that during the three months ended March 31, 2024 and 2023, you incurred $14.8 million and $6.8 million of expenses, respectively, associated with potential indirect tax contingencies for withholding obligations and $4.1 million and zero of professional service costs, respectively. Please tell us if the adjustments are comprised solely of the tax contingency or if other amounts are also included in the adjustment. In addition, we note that you refer to $4.1 million of related professional service costs. It is not clear if these costs are also excluded from Adjusted EBITDA for any of the periods presented. Please explain.
             You state that contingent exposures for tax withholding obligations are not expected
             to be part of the company   s recurring results of operations and
business performance
             upon resolution with the respective tax authorities. As a result, you do not expect to adjust for these contingent exposures and related costs beyond such time as these matters are resolved with relevant tax authorities. However, you also state that the ultimate amount, timing and payment of estimated liabilities for these tax matters is unknown. For that reason, along with the amount of complexity and uncertainty of these matters, it is not clear how you are able to conclude that these costs are non-
             recurring. Please explain in more detail.
 Eric H. Baker
StubHub Holdings, Inc.
June 21, 2024
Page 3
Critical Accounting Policies and Estimates
Benefit (Provision) for Income Taxes, page 112

6. As detailed in your response to prior comment 7, please provide more robust disclosure of your assessment of the positive and negative evidence considered and the changes in assumptions that resulted in the release of the full valuation allowance in the year ended
      December 31, 2023. Refer to Item 303(b)(3) of Regulation S-K.
       Please contact Nasreen Mohammed at 202-551-3773 or Joel Parker at 202-551-3651 if
you have questions regarding comments on the financial statements and related matters. Please contact Brian Fetterolf at 202-551-6613 or Erin Jaskot at 202-551-3442 with any other questions.



                                                           Sincerely,
FirstName LastNameEric H. Baker
                                                           Division of
Corporation Finance
Comapany NameStubHub Holdings, Inc.
                                                           Office of Trade &
Services
June 21, 2024 Page 3
cc:       Alison A. Haggerty
FirstName LastName